
April 10, 2014

Via E-Mail
Ms. Carol Meltzer
General Counsel and Secretary
A-Mark Precious Metals, Inc.
429 Santa Monica, CA 90401

> **Re:** **A-Mark Precious Metals, Inc.**
> **Item 9.01 Form 8-K**
> **Filed February 25, 2014**
> **Item 4.01 Form 8-K/A**
> **Filed April 8, 2014**
> **Response dated April 8, 2014**
> **File No. 001-36347**

Dear Ms. Meltzer:

We have reviewed your amended filing and your response dated April 8, 2014 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Form 8-K/A, Filed April 8, 2014

1. We note your disclosure in the third paragraph under Item 4.01 that SGI authorized KPMG LLP to respond fully to the inquiries of BDO USA, LLP concerning the material weakness. Please amend your Item 4.01 Form 8-K/A to state, if true, that A-Mark Precious Metals authorized KPMG LLP to respond fully to the inquiries of BDO USA, LLP concerning the material weakness. Please refer to Item 304 (a)(1)(iv) of Regulation S-K.

2. Please file an updated Exhibit 16 letter from KPMG with your amended Form 8-K.

You may contact Sondra Snyder at 202-551-3332 if you have questions. In her absence you may contact me at 202-551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief